Hi Tyler-

How are things? I just wanted to reach out and give you an update on some of our progress. There are several noteworthy things

1) We are now up to 9 customers on the platform. We have also worked with both BSides and the NatSecGirlSquad conferences to build the CTFs for their events.

2) We just signed a partnership agreement with the Cybersecurity Defense Ecosystem, which is made up of 5300+ MSSPs. They have been looking for a faster way to evaluate new tools and are leveraging our World Hacker Games event and marketplace demos to help them with this. The benefit for vendor customers is the opportunity to showcase the viability of their tool in front of a large group of MSSPs interested in purchasing their products. This partnership will kick off in January and anticipate that we will be able to bring immense value to our vendor customers in helping them land more enterprise contracts in a much shorter period of time.

3) We have a strong sales strategy moving into 2024 with several vendors already committing some of their budget to being on the platform. On our end, we are focused on acquiring companies in the EDR, file security, and security for AI space. We aim to be the home for tooling protecting against the threats brought about by AI. This is a huge market that will continue to explode and if we can corner it early that gives us a massive advantage.

We're in a weird spot with fundraising where many cybersecurity investors are only investing in the tooling and not a platform like ours. However, they're the ones that best understand the challenges the industry faces. I've found that general investors really don't get it. Because of this, we have decided to open up a WeFunder campaign in mid to late January with the goal of raising a minimum of $150,000 to build out our marketplace to the place we need it to be to attract new customers and also scale our community. We have a large community we can tap into, but are looking for lead investors for this campaign, which is a minimum investment of $5,000. I'd love to have you as a lead investor for our equity crowdfunding campaign.

Let's connect over the next two weeks if this is of interest to you.

Mariana Padilla-CEO
mariana@kikrr.team
513-767-4900
Chicago, IL
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